Apex Makes Significant Niobium Discovery with
0.59% Nb2O5 over 36 m, including 1.08% Nb2O5
over 10 m at The Cap Project

Highlights

  Significant niobium discovery in drillhole at the Cap Carbonatite starting from only 33.5 m downhole.

  Mineralization remains open in all directions.

  Assays pending for remaining 1,691 m drilled to date from six (6) drillholes.

  Drill Program extended to test additional targets given the early program successes.

Vancouver, British Columbia - August 27, 2025 - Apex Critical Metals Corp. (CSE: APXC | OTCQX: APXCF | FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on strategic critical metals, is pleased to announce a major niobium discovery in its second hole from its 2025 diamond drill program at its 100%-owned Cap Critical Minerals Project ("Cap" or the "Cap Project") in central British Columbia.

Sean Charland, CEO of Apex Critical Metals comments, "The global niobium supply chain has been dominated by Brazil with a limited number of global producers and developers. The need to secure domestic sources in North America has never been more important, and it's with that backdrop that we are incredibly pleased to see such early returns and a new significant niobium discovery emerging at our Cap Project from the recent drilling campaign by Apex. ASX-listed WA1 Resources ($1.39 billion AUD market cap) and Nasdaq-listed Niocorp Developments ($320 million USD market cap) highlight the opportunity to create significant value through the definition of niobium deposits, and these initial results from our 2025 campaign put the Cap Project on the map with the potential to emerge as a meaningful source of critical niobium and associated rare earth elements."

Preliminary visual results from drillhole CAP25-006 of the 2025 campaign motivated the Company to request a rush order for the results from the upper 72.5 metres ("m") from the assay lab. The results confirm strong niobium mineralization starting at 33.5 m downhole with 36 m at 0.59% Nb₂O₅, including a higher-grade zone of 10 m averaging 1.08% Nb₂O₅ (see Table 1, Figure 1). These results validate the strong visual estimates of pyrochlore mineralization (Figure 2) reported in the Company's August 12 news release and demonstrate the grade potential over significant thickness at depth, where the heart of the mineralized system remains untested.

The Cap Project, covering approximately 2,500 hectares, hosts carbonatite-associated niobium and rare earth element (REE) mineralization, with road access only 85 km northeast of Prince George, BC. The fully funded 2025 exploration program, originally planned for 1,500 metres ("m") of diamond drilling, has been expanded in response to the strong early results. To date, six (6) drillholes totalling 1,763 m have been completed, with drilling ongoing (Figure 3, Table 2). The analytical results disclosed herein correspond to the first 72.5 m of drillhole CAP25-006 only, with assays for the remaining 1,691 m of drilling yet to be reported. Reported downhole intervals are not necessarily indicative of true thickness, as the true thickness of the mineralized zones has not yet been determined.

Table 1: Summary of Analytical Results from CAP25-006 (0 to 72.5 m)
Hole ID	From (m)	To (m)	Interval (m)(1)	Nb2O5 (%)	Ta2O5 (ppm)	P2O5 (%)	TREO+Y (%) (2)
CAP25-006	9.9	72.5	62.6	0.39	22	2.28	0.11
incl	33.5	69.5	36.0	0.59	23	3.16	0.14
or	33.5	43.5	10.0	1.08	28	3.12	0.15
(1) All intervals are core length and do not represent true thickness. (2) Rare Earth Oxide (TREO) is the summation of Ce2O3 + La2O3 + Pr2O3 + Nd2O3 + Eu2O3 + Sm2O3 + Gd2O3 + Tb2O3 + Dy2O3 + Ho2O3 + Er2O3 + Tm2O3 + Yb2O3 + Lu2O3 + Y2O3 (3) All average values presented are length weighted averages

Mineralization encountered in CAP25-006 remains open in all directions, highlighting the potential for expansion with continued drilling. The persistence of mineralized carbonatite and associated fenite observed in core supports the interpretation of a large and well-developed system. Additional assays are pending for the remainder of CAP25-006 as well as for drillholes completed over the duration of the program. The Company eagerly awaits the results to provide further understanding on the continuity, grade distribution, and scale of mineralization across the Cap Project.

Management cautions that comparisons to other companies or projects (i.e., WA1 Resources and Niocorp Developments) are provided for illustrative purposes only and are not necessarily indicative of the mineralization or economic potential of the Cap Project.

Figure 1. CAP25-006 - Interval from 33.5m to 43.5 m which assayed 1.08% NbsO5 (red box).

Apex Critical Metals 2025.

Figure 2. CAP25-006 - CAP25-006 - Abundant pyrochlore observed between 38 and 41 m, a ~3

m section within the broader interval that assayed 1.08% Nb₂O₅ over 10 m

N
1.8 km Niobium Trend
Geophysical Anomaly
Magnetic Anomaly
CAP25-010
CAP25-009
CAP25-008
CAP25-007 (vertical)
CAP25-005
CAP17-004
4 m at 0.51% Nb_2O_5
CAP25-006
36 m at 0.59% Nb_2O_5
incl
10 m at 1.08% Nb_2O_5
Geophysical Anomaly
CAP17-001
1:175,000
Legend
Drillholes
2025 - Partial Assays Received
2025 - Assays Pending
2017 Drillhole
2025 - Planned Drillpad
Drillhole Trace
2024 Rock Nb2O5%
Boulder 1.0 to 1.79%
Boulder 0 to 1.0%
Outcrop 0.38 to 3.33%
Outcrop 0 to 0.38%
2024 Soil Nb ppm
0 - 75
76 - 364
Metres
0 100 200 300
1:7,000
Coordinate System: UTM NAD83, Zone 10N
APEX CRITICAL METALS
BRITISH COLUMBIA, CANADA
2025 Drillhole Locations
579000
579500
580000
580500
581000
581500

Figure 3: Map showing approximate location of 2025 drillholes completed to date relative to

2024 surface samples and historical drillholes. Apex Critical Metals 2025.

Table 2: 2025 Drillhole Locations and Attributes

Hole number	Depth (m)	Azimuth (°)	Dip (°)	Easting(1)	Northing (1)	Elevation (masl)
CAP25-005	351.0	210	-60	580690	6029957	1301
CAP25-006	240.0	220	-65	580428	6029896	1285
CAP25-007	417.1	220	-89	580429	6029897	1285
CAP25-008	89.0	40	-45	580431	6029902	1285
CAP25-009	369.8	180	-50	579920	6030215	1540
CAP25-010	296.0	225	-50	579920	6030215	1540
(1) Coordinates are presented in NAD83 UTM Z10 (2) Azimuth and dip presented are planned and may vary downhole

Sampling, Analytical Methods and QA/QC Protocols

All drilling was completed using a helicopter supported diamond drill rig with NQ size core and all drill core samples have been or will be shipped to Activation Laboratories Ltd. preparation facility in Kamloops, British Columbia, for standard sample preparation (code RX1) which includes drying, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. The samples were subsequently analyzed using Code 8 by XRF Nb₂O₅, ZrO₂ and Ta₂O₅ (0.003%), Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP/MS). Drill core was saw-cut with half-core sent for geochemical analysis and half-core remaining in the box onsite.

In addition to internal laboratory Quality Assurance/Quality Control (QA/QC) protocols, the Company implemented an independent QA/QC program that included the insertion of certified reference materials and silica blanks at a rate of approximately 5% each. To further assess analytical precision, duplicate analyses were performed on both pulp splits and reject splits at a rate of approximately 5%.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 hectares and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China.

They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a variety of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the pending assay results for the remaining 1,691m drilled on the six drillholes, that the Cap Project has the potential to emerge as a meaningful source of critical niobium and associated rare earth elements, and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: include that expectations regarding pending core assays based on preliminary visual observations from diamond drilling results at the Cap Project may be found to be inaccurate; that results may indicate further exploration efforts at the Cap Project as not warranted; that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.